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December 17, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03045525

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 16, 2003, announcing that Arcelor has completed the sale of its share in Finarvedi SpA.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

dlw 1/8



Release

Arcelor completes sale of its share in Finarvedi

Luxembourg, December 16, 2003 - Arcelor and HPS SpA have completed the sale and purchase of Arcelor's total participation in Finarvedi SpA, amounting to 39.9% of the corporate capital of this company.

The transaction had been approved by the European Commission prior to closing.

Subsequent to the merger of Aceralia, Arbed and Usinor in February 2002, forming Arcelor, the European Commission had required Arcelor to divest a number of assets and subsidiaries, including Usinor´s stake in the hot-dip galvanising unit of Acciaieria ISP di Cremona S.R.L. in Cremona, Italy (Finarvedi Group). With this transaction, Arcelor completes the required divestments.

With 100,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. Arcelor is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry.

Investor relations
Martine Hue:
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+33 1 41 25 98 98